Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

SHANGHAI, China, February 20, 2014 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2013 ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights:

•	Total revenues increased 18.9% over Q4 2012 to RMB472.4 million (US$78.0 million), exceeding the Company’s guidance range

•	Online recruitment services revenues increased 21.6% over Q4 2012 to RMB289.2 million (US$47.8 million)

•	Gross margin of 71.3% compared with 70.6% in Q4 2012

•	Income from operations increased 11.7% over Q4 2012 to RMB133.3 million (US$22.0 million)

•	Fully diluted earnings per common share were RMB2.57 (US$0.85 per ADS)

•	Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.89 (US$0.95 per ADS), exceeding the Company’s guidance range

Fiscal Year 2013 Financial Highlights:

•	Total revenues increased 10.9% over 2012 to RMB1,676,7 million (US$277.0 million)

•	Gross margin of 72.5% compared with 72.0% in 2012

•	Operating income increased 0.6% over 2012 to RMB488.6 million (US$80.7 million)

•	Fully diluted earnings per common share were RMB8.33 (US$2.75 per ADS)

•	Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB9.52 (US$3.15 per ADS)

•	Cash and short-term investments increased to RMB3,147.5 million (US$519.9 million) as of December 31, 2013

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased to close 2013 with record revenues and net income in the fourth quarter. Through successful strategy execution and increased sales and marketing investments, which we expect will generate even greater returns in the future, we accelerated the growth of our online business and significantly expanded our customer base over the past year. We expect to carry solid momentum into 2014 as we focus on efforts to further extend our market leadership in the HR services industry and strengthen our value proposition to employers in China.”

Fourth Quarter 2013 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2013 were RMB472.4 million (US$78.0 million), an increase of 18.9% from RMB397.3 million for the same quarter in 2012.

Online recruitment services revenues for the fourth quarter of 2013 were RMB289.2 million (US$47.8 million), representing a 21.6% increase from RMB237.9 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using the Company’s online recruitment services, which was partially offset by a decrease in average revenue per unique employer. Unique employers increased 28.6% to 235,940 in the fourth quarter of 2013 compared with 183,446 in the same quarter of the prior year driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. However, average revenue per unique employer decreased 5.5% in the fourth quarter of 2013 as compared to the same quarter in 2012 primarily due to the addition of new customers who generally purchase introductory, lower priced services.

Print advertising revenues for the fourth quarter of 2013 decreased 53.9% to RMB5.8 million (US$1.0 million) compared with RMB12.7 million for the same quarter in 2012 primarily due to the ongoing business transition away from print advertising services. The estimated number of print advertising pages generated in the fourth quarter of 2013 declined 35.3% to 244 from 377 pages in the same quarter in 2012. In addition, due to the Company’s strategic decision to discontinue certain newspaper editions, the number of cities where 51job Weekly is published decreased to two as of December 31, 2013 compared with seven cities as of December 31, 2012.

Other human resource related revenues for the fourth quarter of 2013 increased 20.8% to RMB177.3 million (US$29.3 million) from RMB146.8 million in the same quarter of 2012 primarily due to greater customer adoption and usage of business process outsourcing and training services as well as strong demand for seasonal campus recruitment services.

Gross profit for the fourth quarter of 2013 increased 20.3% to RMB323.3 million (US$53.4 million) from RMB268.7 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 71.3% in the fourth quarter of 2013 compared with 70.6% in the same quarter in 2012.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

Operating expenses for the fourth quarter of 2013 increased 27.2% to RMB190.0 million (US$31.4 million) from RMB149.4 million for the same quarter of 2012. Sales and marketing expenses for the fourth quarter of 2013 increased 31.2% to RMB127.5 million (US$21.1 million) from RMB97.2 million for the same quarter of the prior year primarily due to sales headcount additions, higher employee compensation expenses, and greater spending on advertising and promotional activities. General and administrative expenses for the fourth quarter of 2013 increased 19.7% to RMB62.5 million (US$10.3 million) from RMB52.2 million in the fourth quarter of 2012 primarily due to higher employee compensation expenses, office expenses, professional service fees and depreciation.

Income from operations for the fourth quarter of 2013 increased 11.7% to RMB133.3 million (US$22.0 million) from RMB119.4 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 29.4% in the fourth quarter of 2013 compared with 31.4% in the same quarter of 2012. Excluding share-based compensation expense, operating margin would be 33.5% in the fourth quarter of 2013 compared with 35.0% in the same quarter of 2012.

Other income in the fourth quarter of 2013 included local government financial subsidies of RMB30.3 million (US$5.0 million). The effective tax rate in the fourth quarter decreased to 14.9% as a result of adjustments to income tax expense for the full year 2013 to reflect actual income tax due.

Net income for the fourth quarter of 2013 increased 27.1% to RMB155.3 million (US$25.6 million) from RMB122.1 million for the same quarter in 2012. Fully diluted earnings per common share for the fourth quarter of 2013 were RMB2.57 (US$0.42) compared with RMB2.06 for the same quarter in 2012. Fully diluted earnings per ADS for the fourth quarter of 2013 were RMB5.13 (US$0.85) compared with RMB4.11 in the fourth quarter of 2012.

In the fourth quarter of 2013, the Company recognized total share-based compensation expense of RMB18.3 million (US$3.0 million) compared with RMB13.8 million in the fourth quarter of 2012. The Company also recognized a loss from foreign currency translation of RMB1.3 million (US$0.2 million) in the fourth quarter of 2013 compared with RMB1.8 million in the fourth quarter of 2012.

Excluding share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the fourth quarter of 2013 increased 28.3% to RMB174.9 million (US$28.9 million) compared with RMB136.3 million for the fourth quarter of 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB2.89 (US$0.48) in the fourth quarter of 2013 compared with RMB2.30 in the fourth quarter of 2012. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2013 were RMB5.78 (US$0.95) compared with RMB4.59 in the fourth quarter of 2012.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

Fiscal Year 2013 Unaudited Financial Results

Total revenues for 2013 were RMB1,676.7 million (US$277.0 million), an increase of 10.9% from RMB1,512.2 million in 2012.

Unique employers using the Company’s online recruitment services grew 22.6% to 333,973 in 2013 from 272,322 in 2012. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total. The estimated number of print advertising pages generated in 2013 decreased 45.6% to 1,492 compared with 2,742 estimated pages in 2012.

Income from operations for 2013 increased 0.6% to RMB488.6 million (US$80.7 million) from RMB485.5 million in 2012. Net income for 2013 increased 6.5% to RMB500.6 million (US$82.7 million) from RMB470.1 million in 2012. Fully diluted earnings per common share for 2013 were RMB8.33 (US$1.38) compared with RMB7.92 in 2012. Fully diluted earnings per ADS for 2013 were RMB16.67 (US$2.75) compared with RMB15.84 in 2012.

Excluding share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments as well as their related tax impact, non-GAAP adjusted net income for 2013 increased 10.1% to RMB572.0 million (US$94.5 million) from RMB519.8 million in 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB9.52 (US$1.57) for 2013 compared with RMB8.75 in 2012. Non-GAAP adjusted fully diluted earnings per ADS for 2013 were RMB19.05 (US$3.15) compared with RMB17.51 in 2012.

As of December 31, 2013, the Company had cash and short-term investments totaling RMB3,147.5 million (US$519.9 million) compared with RMB2,531.4 million as of December 31, 2012. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and a year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the first quarter of 2014 is in the estimated range of RMB435 million to RMB450 million (US$71.9 million to US$74.3 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2014 is in the estimated range of RMB1.95 to RMB2.15 per common share (US$0.64 to US$0.71 per ADS). The Company expects total share-based compensation expense in the first quarter of 2014 to be approximately RMB19 million to RMB20 million (US$3.1 million to US$3.3 million).

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

Other Company News

In the fourth quarter, the Company made a cash payment of RMB148.9 million (US$24.6 million) to complete the purchase of approximately 6,120 square meters of office space in Beijing to house its local sales, customer service and operations staff. The total purchase price for the premises was RMB164.9 million (US$27.2 million) and the transaction was funded from the Company’s existing cash resources.

In December 2013, the Company discontinued the publication of 51job Weekly in Chengdu and Harbin but continues to maintain its facilities and all other operations in these cities.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.0537 to US$1.00, the noon buying rate on December 31, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on February 20, 2014 (9:00 a.m. Shanghai / Hong Kong time zone on February 21, 2014) to discuss its fourth quarter and fiscal year 2014 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4665794 and the following telephone numbers:

US: +1-877-941-0844

Hong Kong: +852-3009-5027

International: +1-480-629-9835

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding gain from sale of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such gain from sale is unrelated to the Company’s core business operations. 51job also believes these non-GAAP measures excluding share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2014, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2014; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2014 or as a result of new information, future events or otherwise.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	237,861	289,239	47,779
Print advertising	12,677	5,844	965
Other human resource related revenues	146,774	177,323	29,292
Total revenues	397,312	472,406	78,036

Less: Business and related tax	(16,656)	(19,252)	(3,180)
Net revenues	380,656	453,154	74,856

Cost of services (Note 2)	(111,908)	(129,853)	(21,450)

Gross profit	268,748	323,301	53,406

Operating expenses:
Sales and marketing (Note 3)	(97,195)	(127,510)	(21,063)
General and administrative (Note 4)	(52,195)	(62,475)	(10,320)
Total operating expenses	(149,390)	(189,985)	(31,383)

Income from operations	119,358	133,316	22,023
Loss from foreign currency translation	(1,760)	(1,344)	(222)
Interest and investment income	16,186	20,238	3,343
Other income	13,443	30,132	4,977

Income before income tax expense	147,227	182,342	30,121
Income tax expense	(25,104)	(27,082)	(4,474)

Net income	122,123	155,260	25,647

Other comprehensive income:
Foreign currency translation adjustments	23	(66)	(11)

Comprehensive income	122,146	155,194	25,636

Earnings per share:
Basic	2.12	2.63	0.43
Diluted	2.06	2.57	0.42

Earnings per ADS (Note 5):
Basic	4.23	5.26	0.87
Diluted	4.11	5.13	0.85

Weighted average number of common shares outstanding:
Basic	57,721,227	59,043,449	59,043,449
Diluted	59,359,096	60,528,878	60,528,878

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Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB2,145 and RMB2,929 (US$484) for the three months ended December 31, 2012 and 2013, respectively.
3.	Includes share-based compensation expense of RMB1,844 and RMB2,518 (US$416) for the three months ended December 31, 2012 and 2013, respectively.
4.	Includes share-based compensation expense of RMB9,774 and RMB12,836 (US$2,120) for the three months ended December 31, 2012 and 2013, respectively.
5.	Each ADS represents two common shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2012	December 31, 2013	December 31, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	943,432	1,084,448	179,138
Print advertising	105,309	51,023	8,428
Other human resource related revenues	463,508	541,270	89,412
Total revenues	1,512,249	1,676,741	276,978

Less: Business and related tax	(64,911)	(68,073)	(11,245)
Net revenues	1,447,338	1,608,668	265,733

Cost of services (Note 2)	(405,233)	(442,454)	(73,088)

Gross profit	1,042,105	1,166,214	192,645

Operating expenses:
Sales and marketing (Note 3)	(370,100)	(459,802)	(75,954)
General and administrative (Note 4)	(186,460)	(217,765)	(35,972)
Total operating expenses	(556,560)	(677,567)	(111,926)

Income from operations	485,545	488,647	80,719
Loss from foreign currency translation	(447)	(6,522)	(1,077)
Interest and investment income	61,653	75,301	12,439
Other income	18,934	43,522	7,189

Income before income tax expense	565,685	600,948	99,270
Income tax expense	(95,579)	(100,308)	(16,570)

Net income	470,106	500,640	82,700

Other comprehensive income:
Foreign currency translation adjustments	(9)	(88)	(15)

Comprehensive income	470,097	500,552	82,685

Earnings per share:
Basic	8.17	8.55	1.41
Diluted	7.92	8.33	1.38

Earnings per ADS (Note 5):
Basic	16.35	17.10	2.82
Diluted	15.84	16.67	2.75

Weighted average number of common shares outstanding:
Basic	57,510,591	58,551,925	58,551,925
Diluted	59,375,123	60,069,197	60,069,197

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Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB7,870 and RMB10,391 (US$1,716) for 2012 and 2013, respectively.
3.	Includes share-based compensation expense of RMB6,766 and RMB8,933 (US$1,476) for 2012 and 2013, respectively.
4.	Includes share-based compensation expense of RMB35,902 and RMB45,534 (US$7,522) for 2012 and 2013, respectively.
5.	Each ADS represents two common shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	147,227	182,342	30,121
Add back: Share-based compensation expense	13,763	18,283	3,020
Add back: Loss from foreign currency translation	1,760	1,344	222
Subtract: Gain from sale of long-term investments	(1,318)	—	—
Non-GAAP income before income tax expense	161,432	201,969	33,363

GAAP income tax expense	(25,104)	(27,082)	(4,474)
Tax impact of share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments	(0)	0	0
Non-GAAP income tax expense	(25,104)	(27,082)	(4,474)

Non-GAAP adjusted net income	136,328	174,887	28,889

Non-GAAP adjusted earnings per share:
Basic	2.36	2.96	0.49
Diluted	2.30	2.89	0.48

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.72	5.92	0.98
Diluted	4.59	5.78	0.95

Weighted average number of common shares outstanding:
Basic	57,721,227	59,043,449	59,043,449
Diluted	59,359,096	60,528,878	60,528,878

	For the Year Ended
	December 31, 2012	December 31, 2013	December 31, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	565,685	600,948	99,270
Add back: Share-based compensation expense	50,538	64,858	10,714
Add back: Loss from foreign currency translation	447	6,522	1,077
Subtract: Gain from sale of long-term investments	(1,318)	—	—
Non-GAAP income before income tax expense	615,352	672,328	111,061

GAAP income tax expense	(95,579)	(100,308)	(16,570)
Tax impact of share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments	2	(5)	(1)
Non-GAAP income tax expense	(95,577)	(100,313)	(16,571)

Non-GAAP adjusted net income	519,775	572,015	94,490

Non-GAAP adjusted earnings per share:
Basic	9.04	9.77	1.61
Diluted	8.75	9.52	1.57

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	18.08	19.54	3.23
Diluted	17.51	19.05	3.15

Weighted average number of common shares outstanding:
Basic	57,510,591	58,551,925	58,551,925
Diluted	59,375,123	60,069,197	60,069,197

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Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Each ADS represents two common shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2013 Financial Results

February 20, 2014

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2012	December 31, 2013	December 31, 2013
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,122,557	1,065,543	176,015
Restricted cash	14,468	15,489	2,559
Short-term investments	1,408,845	2,081,964	343,916
Accounts receivable (net of allowance of RMB3,260 and RMB3,347 as of December 31, 2012 and 2013, respectively)	52,688	62,808	10,375
Prepayments and other current assets	280,242	345,061	57,000
Deferred tax assets, current	8,643	9,757	1,612

Total current assets	2,887,443	3,580,622	591,477

Property and equipment, net	280,657	519,277	85,778
Intangible assets, net	3,919	3,652	603
Other long-term assets	69,343	18,808	3,107
Deferred tax assets, non-current	—	632	105

Total non-current assets	353,919	542,369	89,593

Total assets	3,241,362	4,122,991	681,070

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	17,146	22,858	3,776
Salary and employee related accrual	48,450	60,076	9,924
Taxes payable	65,858	78,100	12,901
Advance from customers	338,330	411,877	68,037
Other payables and accruals	103,565	212,978	35,182

Total current liabilities	573,349	785,889	129,820

Deferred tax liabilities, non-current	1,985	5,983	988

Total liabilities	575,334	791,872	130,808

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 57,786,679 and 59,144,055 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	48	48	8
Additional paid-in capital	1,152,174	1,316,713	217,505
Statutory reserves	6,944	8,456	1,397
Accumulated other comprehensive income	1,629	1,541	255
Retained earnings	1,505,233	2,004,361	331,097

Total shareholders’ equity	2,666,028	3,331,119	550,262

Total liabilities and shareholders’ equity	3,241,362	4,122,991	681,070

__________

Note 1:	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.0537 to US$1.00 on December 31, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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